Pricing Supplement No. IR-112 To Product Supplement No. IR–I dated June 30, 2017 Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 November 28, 2018
Financial Products
$4,000,000 Callable Step-Up Securities due November 30, 2021
•	Subject to Early Redemption, at maturity, you will receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	On each Interest Payment Date, we will pay interest at a rate that will increase periodically over the term of the securities.

•	We may redeem the securities, in whole but not in part, on any Early Redemption Date. No interest will accrue or be payable following an Early Redemption.

•	Senior unsecured obligations of Credit Suisse maturing November 30, 2021.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the securities was determined on November 28, 2018 (the “Trade Date”) and the securities are expected to settle on November 30, 2018 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 2 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$5	$995
Total	$4,000,000	$20,000	$3,980,000

(1) Certain fiduciary accounts may pay a purchase price of at least $995 per $1,000 principal amount of securities.

(2) We or one of our affiliates will pay discounts and commissions of $5 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

November 28, 2018

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London Branch
Redemption Amount:	Subject to Early Redemption, at maturity, you will receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Early Redemption:	Prior to the Maturity Date, we may redeem the securities in whole, but not in part, on any Early Redemption Date upon at least five Business Days’ notice to the trustee at $1,000 for each $1,000 principal amount of securities that you hold (the “Early Redemption Amount”), together with any accrued and unpaid interest on that Early Redemption Date. No interest will accrue or be payable following an Early Redemption.
Early Redemption Dates:	The 30th day of every May and November prior to the Maturity Date, beginning on May 30, 2019, subject to adjustment in accordance with the Modified Following Business Day Convention. The amount of any interest will not be adjusted in respect of any postponement of the Early Redemption Date and no interest will be payable hereon because of any such postponement of an Early Redemption Date. No interest will accrue or be payable following an Early Redemption. Interest payable on the Early Redemption Date will be payable to the person to whom the Early Redemption Amount is payable.
Applicable Interest Rate:	• 3.25% per annum, from and including the Settlement Date to but excluding November 30, 2020.
• 3.50% per annum, from and including November 30, 2020 to but excluding May 30, 2021.
• 4.50% per annum, from and including May 30, 2021 to but excluding the Maturity Date.
Interest Payment Dates:	Interest payments will be made on the 30th day of every May and November, beginning on May 30, 2019, through and including the earlier of the Early Redemption Date and the Maturity Date, as applicable, subject to adjustment in accordance with the Modified Following Business Day Convention. The amount of any interest will not be adjusted in respect of any postponement of an Interest Payment Date and no interest will be payable hereon because of any such postponement of an Interest Payment Date. No interest will accrue or be payable following an Early Redemption. Interest will be payable on the applicable Interest Payment Date to the holder of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date, provided that the interest payable on the Early Redemption Date or Maturity Date, as applicable, will be payable to the person to whom the Early Redemption Amount or the Redemption Amount, as applicable, is payable.
Events of Default and Acceleration:	In case an event of default (as defined in the accompanying prospectus) with respect to any securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities (in accordance with the acceleration provisions set forth in the accompanying prospectus) shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
Maturity Date:	November 30, 2021, subject to adjustment in accordance with the Modified Following Business Day Convention. No additional interest or any other payment will be payable because of any postponement of the Maturity Date.
CUSIP:	22551LJB7

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. IR–I dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006318/dp77919_424b2-iri.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Prohibition of Sales to EEA Retail Investors

The securities may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH EXPOSES YOU TO REINVESTMENT RISK — Market events could affect our decision to redeem the securities. For example, it is more likely that Credit Suisse will redeem the securities prior to the Maturity Date at a time when Credit Suisse believes it could issue a comparable debt security with a lower interest rate. If we redeem the securities prior to maturity, you may not be able to invest in other securities with a similar level of risk that offer the same interest rate as the securities.

•	AN EARLY REDEMPTION WOULD LIMIT YOUR OPPORTUNITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential Early Redemption. Prior to maturity, we may redeem the securities on any Early Redemption Date, upon at least five Business Days’ notice to the trustee. If the securities are redeemed prior to the Maturity Date, you will receive a cash payment equal to the principal amount of your securities and any accrued and unpaid interest on that Early Redemption Date, and no further payments will be made in respect of the securities. In this case, you will lose the opportunity to continue to be paid interest from the date of Early Redemption to the scheduled Maturity Date.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	STEP-UP RATE SECURITIES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED-RATE SECURITIES — Unless general interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only after the First Step-Up Period, because we are likely to redeem the securities prior to maturity if interest rates remain the same or fall during the term of the securities. In connection with your investment, you should consider, among other things, the overall annual percentage rate of interest to maturity and the various dates on which we may redeem the securities as compared to other potential investments. If interest rates increase beyond the rates provided by the securities during the term of the securities, we are unlikely to redeem the securities, and investors will be holding securities that bear interest at below-market rates.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date is less than the Price to Public.” Therefore, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the time to maturity of the securities;

o	changes in U.S. interest and swap rates;

o	supply and demand for the securities;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the interest and yield rates or markets generally; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.” The discussions below and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code.

In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities will be treated as “fixed rate debt instruments” that are issued without original issue discount (“OID”) for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “Material United States Federal Income Tax Considerations—U.S. Holders—Fixed Rate Notes.”

Under applicable Treasury regulations, we will generally be presumed to exercise our option to redeem the securities if the exercise of the option would lower the yield on the securities. The yield on the securities would be lowered if we redeemed the securities before the initial increase in the interest rate, and therefore the securities will not be treated as issued with OID. If, contrary to the presumption in the applicable Treasury regulations, we do not redeem the securities before the initial increase in the interest rate, solely for purposes of calculating OID, the securities will be treated as if they were redeemed and new securities were issued on the presumed exercise date for the securities’ principal amount, and therefore as issued without OID. The same analysis will generally apply to the subsequent increases in the interest rate, which means a security that is deemed reissued will generally be treated as redeemed prior to the subsequent increases in the interest rate, and therefore as issued without OID. The rules governing short-term debt instruments may apply to a security deemed reissued in conjunction with the final two scheduled increases in the interest rate. You should consult your tax advisor concerning the possible application of these rules.

Based on the application of the rules described in the preceding paragraph, stated interest on the securities will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

You will recognize capital gain or loss on the sale, exchange or retirement of a security equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as interest) and your adjusted tax basis in the security. Your adjusted tax basis in a security generally will be equal to your original purchase price for the security. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the securities for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Non-U.S. Holders. Subject to the discussions in “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities, you generally will not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the securities.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU will offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive discounts and commissions of $5 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the securities offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such securities will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the securities. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated August 31, 2018 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on August 31, 2018. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the securities, the trustee’s authorization, execution and delivery of the indenture and its authentication of the securities, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated August 31, 2018, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on August 31, 2018. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse